UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ENERGY VAULT HOLDINGS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

29280W 109

(CUSIP Number)

Matthew L. Saunders
c/o Helena Special Investments LLC
515 S Flower Street, Suite 5100
Los Angeles, CA 90071
Tel: (424) 274-2045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Brian Lee

Dentons US LLP

1221 Avenue of the Americas

New York, NY 10020-1089

Telephone: (212) 768-6926

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 11, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29280W 109

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Helena Special Investments LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,464,463 Shares
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,464,463 Shares
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,464,463 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14.	TYPE OF REPORTING PERSON OO - Limited Liability Company

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on February 16, 2022 (the “Schedule 13D”) as amended on July 27, 2022, by the Reporting Person with respect to the Class A Common Stock (the “Class A Common Stock”) of Energy Vault Holdings, Inc. (the “Company”), a Delaware corporation. The Company’s principal executive office is 4360 Park Terrace Drive, Suite 100, Westlake Village, CA 93161. Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated, or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Items 7 to 13 on page two of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by HSI set forth on page two as of the date hereof is based on 137,043,121 Shares outstanding as reported by the Issuer in its Quarterly Report on Form 10-Q, filed with the SEC on August 8, 2022.

(c)

On July 18, 2022, through an in-kind distribution, with no additional consideration paid, HSI Puma LLC, for which HSI acted as investment manager, disposed of 1,190,327 shares of the Issuer.  Additionally, HSI executed an acknowledgement letter with Helena Zepak EV LLC on July 20, 2022.  Pursuant to such acknowledgement letter, HSI discontinued its role as investment manager and ceased to be the beneficial owner of 1,608,009 shares of the Issuer held by Helena Zepak EV LLC.

On August 11, 2022 and August 12, 2022, funds affiliated with HSI made in-kind distributions in the aggregate of 3,464,460 shares of Class A Common Stock to their limited partners, with no additional consideration paid.

(d)	Not applicable.

(e)	As of August 11, 2022, the Reporting Person ceased to be the beneficial owner of more than five percent of the class of securities reported herein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

Signature:

HELENA SPECIAL INVESTMENTS LLC

By:	/s/ Matthew L. Saunders
Name:	Matthew L. Saunders
Title:	Principal

3